UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of August 15, 2002 PE

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated August 13, 2002;
2. Press Release, dated August 14, 2002;

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

CREDITOR VOTE ON APPROVAL OF NETIA SOUTH ARRANGEMENT PROCEEDINGS RESCHEDULED

WARSAW, Poland – August 13, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ/NTIDQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the creditors' meeting to vote on the approval of the arrangement proceedings of Netia South Sp. z o.o., a subsidiary of the Company, was re-scheduled by the court due to procedural reasons and as a result of the submission of a new arrangement plan proposal by Netia South Sp. z o.o. The court now scheduled the meeting at which creditors' votes will be calculated for August 29, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, and its Current Report on Form 6-K filed with the Commission on August 9, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

ADDITIONAL MINORITY SHAREHOLDER CHALLENGE TO NETIA SHAREHOLDER RESOLUTIONS

WARSAW, Poland – August 14, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ/NTIDQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it received on August 13, 2002 a decision of the District Court (*Sąd Okręgowy*) dated July 1, 2002 in which the District Court resolved to forward to the Regional Court for the city of Warsaw *(Sąd Rejonowy dla m.st. Warszawy)* for its determination a claim filed by another minority shareholder requesting the invalidation of a resolution adopted at Netia's April 4, 2002 General Meeting of Shareholders. The Company has not received a copy of the claim and is not aware of its merits. If, however, the claim is based on the grounds of the previous minority shareholder claim received on August 1, 2002, which the Management Board believes unsubstantiated, the Company expects that it will file for this claim's dismissal as well.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, and its Current Report on Form 6-K filed with the Commission on August 9, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance